June 10, 2008

VIA EDGAR AND EMAIL
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U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Christina DiAngelo

Re:  Causeway Capital Management Trust (File No. 811-10467)

Ms. DiAngelo:

This letter responds to comments given by you to Michael Lawson, in his capacity as Treasurer of Causeway Capital Management Trust (the "Trust") in a telephone conversation on May 11, 2008. The comments provided relate to the September 30, 2007 annual report filed on Form N-CSR (the "Report").

In connection with the responses below, we acknowledge on behalf of the Trust that the Trust, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Report; that staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Report; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Trust's response.

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SEC COMMENT 1
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On page 14 (Statement of Assets and  Liabilities)  of the Emerging  Markets Fund
report, the caption "Net Asset Value, Offering and Redemption Price per Share" should be changed to "Net Asset Value per Share", as the Emerging Markets Fund has a redemption fee in effect.

TRUST RESPONSE TO COMMENT 1
BEGINNING WITH THE SEMI-ANNUAL REPORT FOR THE SIX MONTHS ENDED MARCH 31, 2008, THE CAPTION WAS AMENDED TO "NET ASSET VALUE PER SHARE".
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SEC COMMENT 2
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On page 29 of the Emerging  Markets Fund report  (Disclosure of Fund  Expenses), the disclosure should be modified to include a reference to the redemption fee that is in effect for the Emerging Markets Fund.

TRUST RESPONSE TO COMMENT 2
AN APPROPRIATE REFERENCE TO THE REDEMPTION FEE IN ACCORDANCE WITH FORM N-1A ITEM 22(D) WILL BE INCLUDED IN THE DISCLOSURE OF FUND EXPENSES SECTION BEGINNING WITH THE ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2008.
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SEC COMMENT 3
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In Item 4(e)(2) of the N-CSR for the Trust,  it states that 100% of the services were approved by the Audit Committee. Please verify this percentage.

TRUST RESPONSE TO COMMENT 3
THE TRUST'S RESPONSE TO ITEM 4(E)(2) SHOULD HAVE STATED "NO SERVICES INCLUDED IN PARAGRAPHS (B) THROUGH (D) OF THIS ITEM WERE APPROVED BY THE AUDIT COMMITTEE PURSUANT TO PARAGRAPH (C)(7)(I)(C) OF RULE 2-01 OF REGULATION S-X.
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SEC COMMENT 4
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Under Item 2 of the annual N-CSR filing,  if there were no changes or waivers to the Code of Ethics, a statement to that effect should be added in future filings.

TRUST RESPONSE TO COMMENT 4
BEGINNING WITH THE ANNUAL N-CSR FILING FOR THE YEAR ENDED SEPTEMBER 30, 2008, THE TRUST WILL ADD A STATEMENT TO THAT EFFECT, IF APPLICABLE.
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Please  contact  Michael  Lawson at (610)  676-3429 if you have any questions or comments.



Very truly yours,

/S/ Michael Lawson
Treasurer


cc:  Turner Swan
     Gracie V. Fermelia
     James F. Volk